Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated February 8, 2021 Supplementing the Preliminary Prospectus Supplement dated February 8, 2021
Registration Statement No. 333-224464

Pricing Term Sheet

Becton, Dickinson and Company
1.957% Notes due 2031 (the “Notes”)

Issuer:	Becton, Dickinson and Company (the “Company”)

Aggregate Principal Amount Offered:	$1,000,000,000

Maturity Date:	February 11, 2031

Coupon (Interest Rate):	1.957%

Price to Public (Issue Price):	100.000% of principal amount

Underwriting Discount:	0.650%

Yield to Maturity:	1.957%

Spread to Benchmark Treasury:	+80 basis points

Benchmark Treasury:	0.875% due November 15, 2030

Benchmark Treasury Yield:	1.157%

Interest Payment Dates:	February 11 and August 11, commencing August 11, 2021

Day Count Convention:	30/360

Make-whole Call:	+15 basis points (prior to November 11, 2030)

Par Call:	On or after November 11, 2030 plus accrued and unpaid interest to, but excluding, the redemption date.

Change of Control:
If a change of control triggering event occurs, unless the Company has exercised its right to redeem the Notes as described under “Optional Redemption,” each holder of such Notes will have the right to require the Company to repurchase such Notes, in whole or in part, at a purchase price of 101% of the principal amount thereof plus accrued and unpaid interest to, but excluding, the date of repurchase.

Trade Date:	February 8, 2021

Settlement Date:	February 11, 2021 (T+3)[1]

CUSIP / ISIN Numbers:	075887 CL1 / US075887CL11

[1]
Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the second business day preceding the settlement date will be required, by virtue of the fact that the Notes initially settle on the third business day following the Trade Date, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

Denominations:	$1,000 x $1,000

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC MUFG Securities Americas Inc. Wells Fargo Securities, LLC

Co-Managers:
BNY Mellon Capital Markets, LLC
ING Financial Markets LLC
Intesa Sanpaolo S.p.A.
Loop Capital Markets LLC
PNC Capital Markets LLC
Siebert Williams Shank & Co., LLC
Standard Chartered Bank
TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.

Type of Offering:	SEC Registered

Listing:	None

The Company has filed a registration statement, as amended by post-effective amendment no. 1 thereto (including a prospectus), with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC at 1-212-834-4533 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.